Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Basic
Earnings:
Net income (loss)	$5,657	$3,366	$13,495	$7,377

Shares:
Average common shares outstanding	6,036	6,685	6,075	6,917

Basic earnings (loss) per common sharae	$0.94	$0.50	$2.22	$1.07

Assuming full dilution
Earnings:
Net income (loss)	$5,657	$3,366	$13,495	$7,377

Shares:
Average common shares outstanding	6,036	6,685	6,075	6,917
Potentially dilutive common shares outstanding	106	134	126	130
Diluted average common shares outstanding	6,142	6,819	6,201	7,047

Diluted earnings (loss) per common share	$0.92	$0.49	$2.18	$1.05

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.